FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2008

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/S/ SHOICHI AOKI
Shoichi Aoki
Executive Officer
General Manager of
Corporate Financial & Accounting Group

Date: December 12, 2008

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	English summary of Status Report of Acquisition of Treasury Stock filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Law of Japan

Status Report of Acquisition of Treasury Stock

Type of stock acquired: Common Stock

1. Status of acquisition of treasury stock

(1) Acquisition of treasury stock approved by the general meeting of shareholders

Not applicable

(2) Acquisition of treasury stock resolved by the Board of Directors

Period for acquisition resolved by the Board of Directors	From November 28, 2008 to December 22, 2008
The maximum number of shares to be purchased during the period for acquisition	8,000,000
The number of shares purchased on November 28, 2008	215,200
The number of shares purchased from November 28, 2008 to November 30, 2008	215,200
Percentage of the number of shares purchased to the maximum	2.7%
The maximum price of shares to be purchased during the period for acquisition	¥38,000,000,000
The price of shares purchased on November 28, 2008	¥1,278,138,000
The price of shares purchased from November 28, 2008 to November 30, 2008	¥1,278,138,000
Percentage of the price of shares purchased to the maximum	3.4%

2. Status of reissuance of treasury stock

The number of shares reissued to the holders of shares that constituted less than one unit during November 1, 2008 to November 30, 2008	2,614
The price of shares reissued to the holders of shares that constituted less than one unit during November 1, 2008 to November 30, 2008	¥21,562,641

3. Status of holding of treasury stock

Total number of shares issued as of November 30, 2008	191,309,290
Total number of treasury stock as of November 30, 2008	1,734,920